GERDAU S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. SECTION 200.83

November 27, 2007

By EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Gerdau S.A. (File No. 001-14878)

Dear Mr. O’Brien:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated October 5, 2007, in response to our reply dated September 12, 2007 regarding our annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “Annual Report”).  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff  and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Item 5 Operating and Financial Review and Prospects

Note 4.1 Corporacion Sidenor S.A., page F-21

1                                         We note your response to prior comment 2, which discusses how you determined that Sidenor is a VIE and you are the primary beneficiary. We have the following  comments:

*** = denotes confidential information omitted and provided separately to the Staff

•                                          Please provide us with a copy of the shareholders agreement that describes the terms of the put option, as well as other agreements relevant to the accounting for this transaction.

•                                          You state that put option has “determinable price based on the purchase price paid by Carpe Diem on the date of the acquisition”. Please tell us exactly how the exercise price of the put option is determined.

•                                          Provide us with the analysis of the scope exception in paragraph 4(h) of FIN 46 and how you determined the exception does not apply.

•                                          Clarify the terms of the guaranteed payment described in Note 4.1. You state you have agreed to guarantee the payment of an amount equal to the fixed price under the put option plus interest “after six years from the purchase in the event that Santander Group has not sold the shares acquired up to such date”. Please clarify whether the agreement stipulates you would receive Santander’s shares in exchange for this payment. We also note payment is required if Santander Group sells its shares at a price higher or lower than the agreed amount, and the difference would be paid by Santander to the company or by the company to Santander, respectively. Please tell us how you have accounted for these contingent payments and provide an analysis of the accounting literature supporting the treatment.

•                                          Please tell us the valuation method you used for the $246,005,000 amount recorded in minority interest for the put option.

Our answer is the following:

•  Please find attached as Exhibit I a copy of the pertinent portions of the Shareholders Agreement dated November 15, 2005 with respect to the shares of Corporación Sidenor among Gerdau Hungria Inversiones (“Gerdau Hungria”, a wholly-owned subsidiary of Gerdau S.A.), Carpe Diem Salud S.L. (“Carpe Diem”, a company of Santander Group) and Bogey Holding Company Spain S.L. (“Bogey Holding”, a company created by some executives of Corporación Sidenor) which among other features describes the terms of the put option.

•  The exercise price for the put option is computed following a formula established in paragraph 12 of the Shareholders Agreement. The formula has been determined in such a way that results in an amount that *** .

•  Paragraph 4.(h) of FIN 46(R ) is reproduced below:

“h.   An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

(1)    The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.  However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

(2)    The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

(3)    The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

(4)    The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.”

We have concluded that Corporación Sidenor meets the definition of a business and we have concluded with respect to conditions (2) and (3) of paragraph 4. (h) exists,  as follows:

Paragraph 4.(h).(2) — We have identified the factors presented below which may indicate that  substantially all of the activities of Corporación Sidenor are conducted on behalf of Gerdau. However, we understood that such factors are not all conclusive and considering exclusively paragraph 4.(h).(2) Corporación Sidenor could be scoped out of the analysis of whether it is a variable interest entity (“VIE”). The factors identified where as follows:

(i)                                     Carpe Diem has a fixed price put option through which it can put after five years its investment in Corporación Sidenor to Gerdau,

(ii)                                  The principal business of Corporación Sidenor is to produce specialty steel, a business which is more closely related to the principal business of Gerdau and not similar to the activities of Carpe Diem or Bogey Holding; and

(iii)                               The equity at risk is only that of Gerdau and of Bogey Holding resulting in Gerdau having 66.67% of the capital at risk (through its 40% holding out of the 60% held by Gerdau and Bogey Holding) which results in economics weighted toward Gerdau

Paragraph 4.(h).(3) — We have concluded that Gerdau provides more than half of the total of equity, subordinated debt and other forms of subordinated support to Corporación Sidenor.

We have arrived to such conclusion because:

(i)                                     As result of the terms of the put option *** in Gerdau having 66.67% of the equity at risk of Corporación Sidenor which is more than 50% of the total equity at risk,

(ii)                                  Considering debt and equity of Corporación Sidenor at estimated fair value it is not evident that Gerdau provides less than 50% of the equity and other forms of subordinated support

Based on the cumulative conclusions reached in paragraphs 4.(h).(2) and paragraphs 4.(h).3 we have ultimately come to the conclusion that Corporación Sidenor cannot be scoped out from the analysis of FIN 46 based on paragraph 4.(h). We have also concluded that none of the other scope exceptions are available with respect to Corporación Sidenor.

•  The guaranteed payments referred to in Note 4.1 to the financial statements are required in the following circumstances:

(i)                                     Under paragraph 13 of the Shareholders Agreement if: (i) Carpe Diem has exercised the put option, and (ii) for any reason Carpe Diem has not received the exercise price, then Carpe Diem will have the right, for a period of 1 year after the date on which payment was due (which is 60 month after the transaction), to sell the shares of Corporación Sidenor to a third party on the terms and conditions it freely determines. Carpe Diem will notify Gerdau of its intent to sell to a third party and Gerdau will have during ten days the right to purchase the shares by Corporación Sidenor or to appoint any third party to purchase such shares.

If Gerdau (or its appointee) acquires the shares, the purchase price (“PDAP”) will be determined as: (a) the exercise price of the put option described above, plus (b) accrued interest from the date the exercise price was due computed using the 6-month Euribor rate  + 4% per year.

(ii)                                  Under paragraph 14 of the Shareholders Agreement if Gerdau does not exercise its right to acquire the shares provided by paragraph 13 and ultimately Carpe Diem sells such shares to a third party, a guaranteed payment will be due by Gerdau if the selling price by Carpe Diem to the third party is lower than the PDAP or, conversely, a payment will be due by Carpe Diem to Gerdau if the selling price by Carpe Diem to the third party is higher than the PDAP. The difference to be paid or received by Carpe Diem will be the difference between the actual selling price received from the third parties and the PDAP.

(iii)                               Finally, under paragraph 15 if at any time after 6 years from the transaction Carpe Diem still holds the shares of Corporación Sidenor it will then have the right to demand Gerdau to make a guaranteed payment of  computed following the same formula of the PDAP referred to above.

Upon payment of the guaranteed payment referred to above, Gerdau will have the following rights: (a) as long as Carpe Diem holds the shares, Gerdau (or a party appointed by Gerdau) can require Carpe Diem to sell the shares to Gerdau or its appointee at a price determined freely by  Gerdau, (b) if the shares are sold by Carpe Diem, Gerdau will have the right to receive any amount received by Carpe Diem resulting from such sale, and (c) while the shares are held by Corporación Sidenor, Gerdau will have the right to receive any dividends received by Carpe Diem from such shares.

We have accounted for the put option as temporary equity within minority interest following the criteria described further below.

We have concluded that the economic substance of the guaranteed payments is exactly the same as the purposes of the put option: *** will only be required after the terms of the put option have expired. We have concluded that the guaranteed payments do not require any separate accounting until the put option is exercised or expires.

•                                          The amount of US$ 246,005 thousand reported as minority interest for the put option has been determined as 40% of the net equity of Corporación Sidenor as of December 31, 2006 representing the interest in Corporación Sidenor held by Carpe Diem.  At each reporting period we compare: (a) the amount determined as 40% of net equity of Corporación Sidenor, and (b) the cash redemption amount of the put option, that is the amount payable to Corporación Sidenor had the option been exercised at the reporting date. We record within minority interest the higher of those two amounts. As of December 31, 2006, the amount determined in (a) exceeded the amount determined in (b) and resulted in the amount actually recorded.

[remainder of this page intentionally left blank]

*  *  *  *  *

We hereby acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions about this response letter.

Very truly yours,
GERDAU S.A.

By	/s/Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer

Copy:  Melissa N. Rocha, CPA

Division of Corporation Finance

Exhibit I

11. PUT OPTION IN FAVOR OF CARPE DIEM

GERDAU hereby irrevocably grants a put option to CARPE DIEM, which accepts it (hereinafter, “Put”), over the entirety of the 2,427,201 shares of Sidenor, mentioned in Exhibit III, whose ownership shall be acquired by CARPE DIEM due to the Purchase Agreement, of those it holds at the moment (that is, those that have not been assigned with the exercise of the Drag-Along and Tag-Along rights mentioned before) (hereinafter, the “Shares”).

Due to the Put, CARPE DIEM is entitled to sell and assign to GERDAU, which has the irrevocable obligation to buy and to acquire, the Shares (understood as an indivisible whole) and to pay the price, in accordance with the terms and conditions established in this Agreement.

12. TERMS AND CONDITIONS OF THE PUT OPTION

12.1. Period to exercise the Put Option

Without prejudice to the provision of the following paragraph 12.6, the Put Option can be exercised by CARPE DIEM during the period comprised between the months 54 and 55 after the date of the Purchase and Sale Agreement execution, (the “Exercise Period”). The day of the completion of 60 months after the date of execution of the Purchase and Sale Agreement, shall be the payment date for the Price of the Put (as defined hereinafter) and for the assignment of the Shares. This date will be named in/or successive “Date of Payment of the Put Price and Assignment of the Shares”. If the Date of Payment of the Put Price and of the Assignment of the Shares is not a business day in the city of Madrid, all the references in this Agreement to such date, will be understood as performed on the immediately following business day.

12.2. Exercise Price for the Put Option

The Price for the Put Option Exercise ***

The Price for the Put Exercise shall be paid in Euros.

12.3. Notice on the Put Exercise

If CARPE DIEM decides to exercise the Put Option, it shall notice its decision to GERDAU, at any time during the Period established for the Put Exercise. The

Put shall be exercised for the entirety of the Shares. Such notice (the “Notice”) shall be made by notary notice or by fax, and its copy shall be sent to the Board of Directors of Sidenor, to the attention of its Chairman.

Such Notice will be made public, only upon the prior communication of its terms to the other Shareholders, pursuant to their agreement, or whenever it is compulsory due to any legal, court or administrative order. CARPE DIEM shall include in the notice:

(i)  The decision of CARPE DIEM to exercise the Put on the Shares;

(ii)  The Price of the Put Exercise determined as per the former paragraph 12.2. GERDAU irrevocably accepts the calculation of the Price of Put Exercise made by CARPE DIEM, unless GERDAU finds a material error (in the determination of the applicable interest type or in the arithmetic calculation) in the mentioned Put Exercise Price;

(iii)  The time and the location where, on the Date of the Payment of the Put Price and Assignment of Shares, the deed of the Purchase and Sale of the Shares mentioned in the Notice will be granted, and when the Put Exercise Price will be paid to CARPE DIEM;

(iv)  The notary, unless who is acquiring the Shares proposes another notary and time at his/her option, has a Register open in the city of Madrid, and will grant the deed of sale between 9 a.m. and 7 p.m. on the Date of Payment of the Put Price.

Without prejudice to the stipulation of the former paragraph (iv), the Parties, to prevent unnecessary expenses and upon GERDAU initiative, will attempt to formalize the assignment of the Shares, if possible, without the intervention of a public notary, and this shall not be presumed as any change to the Date of Payment of the Put Price and of the Assignment of the Shares. In case the parties do not reach an agreement, the assignment of the Shares will be made before a notary.

12.5. Procedure for the acquisition of Shares

At least five (5) days before the Date of Payment of the Put Price and of the Assignment of the Shares,  GERDAU:

(i)  shall state and certify that all the authorizations, approvals, regulatory or administrative decisions which are necessary for the acquisition of the Shares by GERDAU, or by a third party appointed by it, as set forth hereinafter, or by the Company, in case it has decided to acquire the Shares pursuant to the provision of Clause 12.4, above have been obtained; and

(ii)  can communicate to CARPE DIEM (whenever Sidenor has not decided to buy the Shares as provided in Section 12.4 before) that the Shares will be acquired by a Third Party that is not GERDAU, on the Date of the Payment of the Put Price and Assignment of the Shares, subject to the terms and conditions established for GERDAU in this Agreement. In any case, GERDAU will be jointly and severally responsible for the Payment of the Put Exercise.

The failure to provide the statement and certification numbered as (i) in the former paragraph will be deemed as a breach by GERDAU, with its obligations under this Agreement, unless GERDAU evidences that any regulatory authority, whose authorization was mandatory for the requested authorization, has been denied. In any case, in case of lack of the aforementioned statement and certification within the term foreseen for that, it will be subject to Clause 13 of this Agreement. In case it is necessary in order to meet the reiterated requirement indicated as (i) in the previous paragraph, and GERDAU thus requests it, CARPE DIEM shall  execute with GERDAU, with a third party appointed by GERDAU, or with Sidenor, (the provision of Clause 12.4 should apply) a purchase and sale agreement for the Shares, with the essential terms included in the contract model that is hereto enclosed as Appendix 2 of this Agreement, and that will contain a suspensive condition, determining that the pertinent regulatory authorizations or approvals shall be obtained, and that CARPE DIEM is given for that, at least, five (5) days for the Date of Payment of the Put Price and Assignment of Shares.  CARPE DIEM will execute the Purchase and Sale Agreement of the Shares within five (5) business days after receiving GERDAU´s request.

In any case, if the Date of Payment of the Put Price and Assignment of the Shares arrive, and GERDAU or the third party that has communicated CARPE DIEM on the acquisition of the Shares, or Sidenor (without prejudice to the system applicable to Sidenor concerning the price to be paid, and if it is the case, the addition to the price, as stipulated in Clause 12.4), do not actually pay the Price of the Put Exercise to CARPE DIEM and, therefore, do not acquire the Shares from CARPE DIEM as per the terms set forth in this Agreement, this will be deemed as a breach by GERDAU with its obligations pursuant to this Agreement. Notwithstanding the above, in case GERDAU, the third party appointed by it, or Sidenor cannot pay the Price of the Put Exercise to CARPE DIEM, and acquire the Shares from CARPE DIEM due to the refusal from any regulatory authority to grant the mandatory authorization that has been requested, this will not be deemed as a breach with the Agreement, but an assumption for the application of Clause 13 of this Agreement.

On the Date of Payment of the Put Price and Assignment of Shares, GERDAU, or the third purchaser that GERDAU had appointed, or if it is the case, Sidenor (if it uses its capacity according to the former paragraph 12.4) and CARPE DIEM, will execute a deed of sale of the Shares, with the essential terms included in the contract model that is hereto enclosed as Appendix 2 of this Agreement, which will be adapted with the only purpose of including the definitive conditions of the purchase and sale that results from the provisions of this Agreement (and with reservation concerning the price and addition  to the price system, in case Sidenor acquires the Shares, as per the previous paragraph 12.4). If a purchase and sale agreement subject to a suspensive condition had been executed previously, under the terms of this paragraph, the signature of the deed of sale will be replaced, as applicable, by the publication of such agreement (in case it had been documented privately) or for the public documentation with regard to the transfer of the shares and payment of the price. If the Parties agree to formalize the purchase and sale of the Shares and/or to document its execution in a private document, this should conform to Appendix 2, without more reservations than the formal ones derived from the lack of a notary’s intervention. The Payment of the Price for the Put Exercise shall be made in cash as provided in the mentioned Appendix 2.

12.6. Advanced Exercise of the Put Option .

a) Advanced exercise of the Put by decision of CARPE DIEM.

CARPE DIEM will be entitled to exercise the Put in advance, at any time during the effectiveness of this agreement, in case of occurrence of the following assumptions:

(i)	The existence of any significant falsehood, inaccuracy or omission in the statements and guarantees granted by BOGEY HOLDING and GERDAU, which are included as Appendix 3 to this Agreement;
(ii)	The non-compliance, at any time, with the covenants and financial ratios that are included as Appendix 3 to this Agreement, by GERDAU, BOGEY HOLDING or Sidenor;
(iii)	The occurrence of any cause for the early maturity or “event of default” as provided in Appendix 3 to this Agreement;
(iv)

The occurrence of any event associated to the acquisition and possession of the Shares or of part of them, as provided in this Agreement, that CARPE DIEM may consider that will have one of the following effects, either direct or indirect:

1.               prevents, limits or conditions in any way, even with a temporary character, the free exercise by Sidenor, by any company of Sidenor Group, by CARPE DIEM, by any company of the group to which it belongs, or by the management bodies or member of the management bodies of any company of Sidenor Group, the economic, political or any other kind of rights arising from the agreements executed within the framework of the operation referred in Exhibit III or from legal situations derived from it; or

2.               causes any economic damages or of any other kind to Sidenor, to any company of Sidenor Group, to CARPE DIEM or any company belonging to the group to which CARPE DIEM belongs.

In case this assumption (IV) that legitimizes the advanced exercise of the Put is verified, CARPE DIEM will analyze previously the situation, concerning the Put exercise, together with GERDAU. In any case, the Parties agree that CARPE DIEM will be responsible for, at its sole discretion and in the broadest terms, assessing if any event that legitimates the former for the advanced exercise of the Put has occurred or not.

With the purpose of verifying the existence of the advanced maturity stipulated in this Clause, CARPE DIEM will be entitled to request, at any time, to Sidenor, to BOGEY HOLDING and to GERDAU the economic and financial data or any other kind of data which are referred in the corresponding statements and guarantees, covenants, financial ratios or events of default. Once the request of

CARPE DIEM is received, BOGEY HOLDING and/or GERDAU shall provide all the mentioned data about BOGEY HOLDING and/or GERDAU, within twenty (20) working days. If CARPE DIEM request refers to Sidenor data, BOGEY HOLDING and GERDAU commit by themselves, their representatives and by the members appointed by them in Sidenor and its branches, to do whatever is required to ensure that, within the twenty (20) business days from CARPE DIEM request, the asked data will be provided. In case the twenty (20) business days from the corresponding request elapse, and BOGEY HOLDING or GERDAU do not provide to CARPE DIEM the requested data, this will be deemed as a non-compliance with the corresponding statements and guarantees, covenants or financial ratios, or as having produced the event of default. In this case, CARPE DIEM will have legitimacy to exercise the Put in advance.

In any case, the breach with the corresponding statements and guarantees, covenants or financial ratios, or the event of default, will be considered as proven, since it results from the data accessible to the public in any records of administrative or stock-exchange authorities from the countries in which Sidenor, BOGEY HOLDING or GERDAU operate.

b) Assignment or redemption of the Shares by decision of Sidenor.

At any time during the Put effectiveness, Sidenor will be able to require, upon a certified notice, that CARPE DIEM  exercise the Put in advance. In this case, CARPE DIEM must send the Notice stipulated in paragraph 12.3 within one (1) month from the date it received Sidenor requirement.

c) In any Advanced Exercise of the Put, the exercise procedures stipulated in paragraphs 12.3, 12.4 and 12.5 shall apply, including the need that GERDAU, Sidenor or the third party that will acquire the Shares, state and evidence they have whatever regulatory or administrative authorizations, approvals or resolutions necessary to acquire the Shares, and in this case the Date of Payment of the Put Price and Assignment of the Shares will be:

(i)                                     in case of (a) of this Clause, the one determined by CARPE DIEM in the Notice, which cannot be shorter than six (6) months from the Notice date;

(ii)                                  in case of (b) of this Clause, the one indicated by Sidenor in the certified requirement to CARPE DIEM asking it to exercise the Put, and that cannot be shorter than one month, nor longer than six (6) months from the date of such certified notice;

d) The Put governed by this Agreement has the entirety of the Shares as its object, as well as any securities or rights of any kind that due to any legal act or business, have replaced or originated from the Shares.

13. RIGHT TO SELL TO THIRD PARTIES IN CASE OF UNSUCCESSFUL RESULT OF THE PUT EXERCISE

Without prejudice to the remaining rights of CARPE DIEM as per this Agreement, if, on the Date of Payment of the Put Exercise Price and Assignment of the Shares, CARPE DIEM has not received, by any reason, the Price of the Put Exercise in full, CARPE DIEM will have, for one (1) year after that Date, the  right to transfer the Shares to any third party, for the price and under any conditions that it may determine, at its sole discretion. Once the transfer of the Shares to one or several third parties by CARPE DIEM is agreed, and before the execution of the transfer, CARPE DIEM shall notice GERDAU by certified notice or via fax, on the transfer agreement and its main conditions, which in any case shall include the price and the date agreed to sign and/or execute such agreement. During the ten (10) business days following the mentioned notice, GERDAU will be entitled to exercise a preferred acquisition right, either directly, or appointing a purchaser—over the totality, but non on a portion, of the Shares, at a price  that, regardless the price agreed by CARPE DIEM with the third party purchasers, will be the result from the following formula:

PDAP = PEP + CAD, where:

PDAP means the price of the preferred acquisition right granted by this clause to GERDAU.

PEP is the Put Exercise Price, noticed on the day by CARPE DIEM to GERDAU, according to the stipulation of the prior Clause 12.

CAD is an addition to the price under the heading of indexation due to the delay. The Price for the Input Exercise shall be capitalized every semester, using the compound capitalization, from the Date of the Payment of the Put

Price and Assignment of the Shares, up to the Date of the Preferred Acquisition Right Performance (as defined hereinafter). The capitalization will be made using a kind of interest that is equal to six (6) months EURIBOR plus a 4% margin per year. ***”.

Regardless who exercises the preferred acquisition right herein foreseen, GERDAU guarantees the payment of the PDAP to CARPE DIEM.

Within the period for the exercise of the preferred acquisition right, GERDAU shall communicate CARPE DIEM with a certified notice or via fax, on its  decision to exercise the right according to the terms established in this Agreement. If, in the mentioned term, CARPE DIEM does not received such communication from GERDAU, this shall be understood that it is waiving to the exercise of the right of preferred acquisition, and CARPE DIEM will be entitled to transfer the Shares to the third party or parties upon the agreed conditions, everything without prejudice to what is further provided in this Clause and in the following one.

If GERDAU intends to exercises its right of preferred acquisition, it shall communicate it by certified notice or fax to CARPE DIEM. In such communication, GERDAU shall indicate (i) its wish to acquire the Shares and to pay the PDAP, or the name of the third party that is going to acquire them and pay the PDAP, and, in any case, GERDAU shall be joint and severally liable for the payment of the PDAP; (ii) the date on which GERDAU or the third party appointed by it will acquire the Shares and pay the PDAP to CARPE DIEM (hereinafter, the “Performance Date of the Right of Preferred Acquisition”), which will be the fiftieth day following the communication sent by CARPE DIEM to GERDAU on CARPE DIEM´s intention to transfer the Shares to a third party and; (iii) the notary who will execute the deed of sale of the Shares, with notary’s office opened in the city of Madrid, before whom the Shares will be acquired and the PDAP will be paid to CARPE DIEM (with the same reservations foreseen in Clause 12.3 concerning the notary’s intervention).

Within the five business days following the communication foreseen in the previous paragraph, CARPE DIEM shall calculate the PDAP and notice it to GERDAU and, if applicable, to the third party appointed by it. The Parties irrevocably accept the PDAP calculation made by CARPE DIEM, unless GERDAU or the third party appointed by it find any material error (in the determination of the type of applicable interest or in the arithmetic calculation) in such PDAP.

With a minimum advance of five (5) calendar days of the Performance Date of the Preferred Acquisition Right, GERDAU shall state and evidence to CARPE DIEM upon a certified notice or via fax, that it has obtained every regulatory or administrative authorizations, approvals or resolutions that may be necessary for the acquisition of the Shares by GERDAU, or by the third party it appointed. To this end, in case it is necessary to obtain the mentioned authorizations, resolutions or approvals and GERDAU thus requests, CARPE DIEM will execute with GERDAU, or with a third party appointed by it, a purchase and sale agreement of the Shares in the same essential conditions included in the contract model that is hereto enclosed as Appendix 2 of this Agreement, which shall contain a suspensive condition requiring that the corresponding regulatory authorizations or approvals are obtained and provided to CARPE DIEM, at least, five (5) calendar days before the Performance Date of the Preferred Acquisition Right. The non-compliance with this suspensive condition will entitle CARPE DIEM to sell the Shares to a third party or parties with whom it has agreed the transfer, and CARPE DIEM shall execute the mentioned purchase and sale agreement of the shares within 5 business days after receiving GERDAU´s request.

Once GERDAU notices the exercise of the preferred acquisition right and proves that it has obtained all the pertinent regulatory authorizations or approvals, as provided in this Clause, GERDAU or a third party appointed by it shall acquire the Shares and pay the PDAP (although, as already mentioned GERDAU shall be joint and severally liable for the payment) to CARPE DIEM on the Performance Date of the Preferred Acquisition Right. The payment of the PDAP shall be made in cash and in Euros.